Filed pursuant to Rule 433
Registration No. 333-135943
November 21, 2006
Free Writing Prospectus of NACG Holdings Inc.
This free writing prospectus should be read together with the preliminary prospectus that forms a part of the Registration Statement on Form F-1 (Registration No. 333-135943) of NACG Holdings Inc. The preliminary prospectus can be accessed through the following link http://www.sec.gov/Archives/edgar/data/1368519/000095012906009791/y22556a7fv1za.htm. The information in this free writing prospectus supplements and updates the information contained in the preliminary prospectus.
The initial public offering price of our common shares will be US$16.00, or C$18.38, per share. This will result in gross proceeds of approximately US$140.0 million, or C$160.8 million. As a result, our net proceeds from the offering, assuming no exercise of the underwriters’ over-allotment option, will be less than the amount (approximately C$150.3 million) described under “Use of Proceeds” in the preliminary prospectus that we intend to apply to purchase equipment, repurchase our senior secured notes, acquire the seller preferred shares and terminate our advisory services agreement. In light of our substantial capital expenditures since June 30, 2006, we will borrow under our revolving credit facility the amount needed to make up the difference between the actual proceeds to us from the offering and the proceeds needed for those transactions.
The foregoing will increase our pro forma weighted average common shares outstanding for the year ended March 31, 2006 and the three months ended June 30, 2006 as shown in the preliminary prospectus by 1,295,740 shares. The pro forma net income per share (basic and diluted) will be C$0.80 and C$0.70 for the respective periods. At a US$16.00 per share offering price, the dilution in net tangible book value per share to new investors will be US$15.39.
We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about NACG Holdings Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the preliminary prospectus if you request it by calling toll-free 1-800-221-1037.